EXHIBIT 99.1

Himax Updates Second Quarter 2010 Revenue Guidance

Schedules 2Q 2010 Earnings Conference Call

TAINAN, Taiwan, July 7, 2010 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX) today updated its previously announced second quarter 2010 revenue guidance.

The Company now expects revenue to increase approximately 7% sequentially, from the $175.5 million posted in the first quarter 2010. The revision is primarily due to capacity tightness throughout the supply chain and a change in certain customers' demand. Himax's second quarter 2010 gross margin and GAAP earnings per ADS expectations remain the same.

Previous guidance provided on May 6, 2010 had forecast second quarter 2010 revenues to increase by 10-15% quarter over quarter, with gross margin to remain flat sequentially, and GAAP earnings per ADS to be in the range of $0.06 - $0.08.

Conference Call Details

Himax Technologies will hold a conference call with investors and analysts on Tuesday, August 10, 2010 at 7:00 a.m. Taiwan time (Monday, August 9 at 7:00 p.m. U.S. Eastern Daylight Time) to discuss the Company's second quarter 2010 financial results.

The news release announcing the second quarter 2010 financial results will be disseminated in New York on Monday, August 9, 2010 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8471 (international) or + 1-877-407-4018 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through noon Taiwan time on Tuesday, August 17, 2010 (midnight, August 17, U.S. Eastern Time) at www.himax.com.tw and by telephone at +1 858-384-5517 (international) or +1-877-870-5176 (U.S. domestic). The conference ID number is 353643.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs, CMOS Image Sensors, Infinitely Color Technology and 2D to 3D conversion solutions. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2009 filed with SEC on dated June 3, 2010, as amended.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw
          Jessica Huang
            +886-2-2370-3999 Ext. 22513
            jessica_huang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com